Filed Pursuant to Rule 433
Registration No. 333-134553

LEHMAN BROTHERS HOLDINGS INC.
7.25% NON-CUMULATIVE PERPETUAL CONVERTIBLE PREFERRED STOCK, SERIES P
FREE WRITING PROSPECTUS

The following excerpts of articles or interviews appeared in the publications or on the news services referred to below on March 31, 2008 and April 1, 2008. Omitted text is noted with “*****.” These excerpts are being filed because of the timing of their appearance and because they contain statements made in interviews by Erin M. Callan, Chief Financial Officer and Executive Vice President of Lehman Brothers Holdings Inc. (the “Company”).

Bloomberg.com

Lehman to Sell $3 Billion of Shares to Raise Capital

By Yalman Onaran

March 31 (Bloomberg) -- Lehman Brothers Holdings Inc. is selling at least $3 billion of new shares to bolster capital and squash speculation about a cash shortage that pushed the stock down 42 percent this year.

Lehman, the fourth-biggest U.S. securities firm, will offer 3 million convertible preferred shares, the company said in a statement today. Demand for the shares was already three times greater than the amount offered as of 6:30 p.m. in New York, according to a person familiar with the offering who declined to be identified before the sale is completed tomorrow.

“We still maintain that we don’t need capital, but we’ve realized that perception is the dominant issue in today’s markets,” Chief Financial Officer Erin Callan said in an interview. “This is an endorsement of our balance sheet by investors.”

*****

Terms of the offering include a coupon payment of 7 percent to 7.5 percent. The conversion premium will be 30 to 35 percent above the current stock price, according to people familiar with the offering who declined to be identified.

*****

Financial Times

Lehman in $3bn share offering

By Ben White in New York

Published: March 31 2008 23:50 | Last updated: March 31 2008 23:50

Lehman Brothers on Monday said it would sell at least $3bn worth of convertible preferred shares to help bolster its balance sheet and dispel rumours that it could face capital problems similar to those that sank Bear Stearns.

Lehman, which has said for weeks that its capital position was strong, is selling the shares to big US institutions that are already holders of its stock. The bank is not raising money from sovereign wealth funds, as some other US banks such as Merrill Lynch and Citigroup have done during the credit crunch.

*****

Terms of the share offering have not been determined but people close to the matter said the securities would probably pay a dividend of 7-7.5 per cent and can be converted once Lehman shares rise by 30-35 per cent. The shares will be “perpetual”, meaning they can be converted at any time.

Erin Callan, Lehman chief financial officer, said the offering “optimises our funding and accelerates our plan to reduce leverage”. She added that Lehman still contends it does not need to raise fresh capital but felt it had to address market perception.

*****

The Wall Street Journal

Lehman Wants To Short-Circuit Short Sellers

BYLINE: By Susanne Craig

BODY:

Lehman Brothers Holdings Inc. has unveiled its latest attempt to try to shake the shorts.

On Monday, the firm announced it plans to issue $3 billion of preferred shares, a move that will strengthen its balance sheet and that it hopes will dispel speculation that it is facing a capital crunch. The question now: Will it be enough? “I think an issue of this size with the investors we have on board will put the false rumors about our capital position to rest,” said Lehman Chief Financial Officer Erin Callan.

*****

Monday, Lehman’s stock fell 23 cents to $37.64 in 4 p.m. New York Stock Exchange composite trading. But in after-hours trading, the share price declined $1.12 to $36.52. Lehman maintains that the stock will rebound once investors learn both the terms of the offering and the fact that it has been “substantially” presold. Late last night, Lehman said there was $11 billion in investor demand for its offering.

So far this year, Lehman’s stock is down 43%, compared with 16% for the Dow Jones Wilshire U.S. Financial Services Index and 23% and 14%, respectively, for rivals Goldman Sachs Group Inc. and Morgan Stanley. Lehman says that over the past few months it has been trying to lower the amount of debt it takes on relative to its assets, both by selling assets and now by raising capital -- so the new offering isn’t necessarily aimed at beating back the short sellers.

*****

The firm says it has enough cash on hand to weather the current crisis, $31 billion in cash and cash equivalents and another $65 billion in assets it can easily borrow against. Furthermore, thanks to a recent change in the rules, it now has access for the first time to Federal Reserve funds, a move that gives Lehman access to an essentially unlimited pool of money at the same rate as commercial banks.

*****

Dow Jones Factiva

Lehman to raise $3 bln to quash stability fears

BYLINE: By Dan Wilchins

DATELINE: April 1, 2008

BODY:

NEW YORK (Reuters) - Lehman Brothers Holdings Inc , an investment bank beset by rumors of not having enough funding, said it plans to raise $3 billion of capital to quash questions about its stability.

Lehman’s shares fell 2.8 percent to $36.60 in after-market trading after the planned convertible preferred share offer was announced, since it could result in more shares being issued.

Chief Financial Officer Erin Callan told Reuters the deal was meant to end questions about the bank’s balance sheet, and the capital was not needed to offset the impacts of write-downs or losses.

“We have not changed our view on our real need for capital, but we have changed our view from a perception perspective,” Callan told Reuters.

*****

Lehman says it has more than enough access to funds, and several large institutional investors have agreed to buy at least $2.5 billion of the convertible preferred offering. Smaller funds looking at buying into the deal said demand is strong. Lehman said it can sell up to another $450 million of additional convertible preferreds to meet extra demand.

A person familiar with the matter said investors had placed orders for more than $10 billion of securities in the sale, and that Lehman may ultimately sell $4 billion of securities.

*****

BELOW BOOK

Lehman shares trade below their book value, signaling investors see a chance the company will have to write down assets.

Lehman’s convertible securities are expected to be sold with a dividend yield of 7 percent to 7.5 percent and a conversion premium of 30 percent to 35 percent, according to investors looking at the deal.

Dow Jones News Service

Lehman To Raise Up To $3.45B In Fresh Capital

BODY:

By Jed Horowitz and Andrew Dowell

Of DOW JONES NEWSWIRES

NEW YORK (Dow Jones)-- Lehman Brothers Holdings Inc. (LEH), facing persistent if vague rumors of financial trouble, is turning to the markets to raise up to $3.45 billion in fresh capital.

Lehman said Monday it will try to sell up to 3.45 million shares of convertible preferred stock as early as Tuesday. Officials at the bank say their liquidity is sound, but they are scrambling to staunch market rumors that painted it as heading the way of Bear Stearns Cos. (BSC) despite better-than-expected earnings and repeated assurances of financial strength.

The decision to raise capital was made Friday, after a week in which Lehman’s shares lost more than a fifth of their value and options traders placed heavy bets that the declines would continue. Lehman Chief Financial Officer Erin Callan said the bank needed to act quickly to try to turn around sentiment.

“We still don’t need the capital, but the rumor mill was getting ahead of us,” Callan said. “There was a growing negative momentum, and we had to stop that.”

She added: “We had to make a very bold statement.”

In three days of premarketing, Lehman already has orders for $9 billion of the preferred stock, but the maximum it would raise is $4 billion. The bank has a market capitalization of about $21 billion. Lehman’s shares were down 2.6% at $36.65 in after-market trading.

A good percentage of the offering may go to a small group of U.S. institutional investors who already hold the stock. The bank hopes that will send a stronger vote of confidence to the market than raising funds from overseas investors or borrowing heavily from the Federal Reserve’s discount window.

Specifically, Lehman will offer 3 million shares of noncumulative perpetual convertible preferred stock valued at $1,000 a share. It could sell another 450,000 shares if demand is sufficient. The preferred shares will likely pay a dividend around 7.5%, compared with 1.9% for Lehman’s common stock, and will convert to common stock at a price 30% to 35% above current levels.

*****

Earlier this month, Callan said she had been approached by, but turned down, at least one sovereign wealth fund interested in investing in the storied firm.

*****

Lehman executives continue to believe that their stock has been hammered in the wake of the near-collapse of Bear Stearns by short sellers who have been spreading rumors about the company’s lack of liquidity.

Regulators who oversee activity in the country’s stock and options markets are investigating such rumors. On Monday, the Financial Industry Regulatory Authority, NYSE Regulation and the Options Regulatory Surveillance Authority warned they will “vigorously and aggressively” investigate attempts to intentionally spread false rumors that could hurt a company’s financial position.

But Callan said Lehman didn’t have time to wait on regulators. She said the bank remains financially strong, and the rumors have not at this point led trading counterparties or clients to back away from the firm. But Lehman felt it had to act before its stock plummeted to $30 or the cost of insuring its debt against default rose even higher.

One large investor approached Lehman last Friday, and over the weekend the company talked to three other large investors. That gave it confidence it could raise at least $3 billion.

The New York Times

Lehman Tries to Quash Talk by Raising $3 Billion

BYLINE: By JENNY ANDERSON

BODY:

Lehman Brothers raised $3 billion on Monday in an effort to quiet talk on Wall Street that it might be the next investment bank to run into trouble.

Unlike some other Wall Street banks, which have gone cap in hand to wealthy foreign governments, Lehman turned to American institutions. The firm, headed by Richard S. Fuld Jr., announced after the markets closed that it had raised the money by selling new convertible preferred shares. It did not name the buyers.

*****

Referring to the sale, Lehman’s chief financial officer, Erin M. Callan, said, “We did it for several reasons -- investor demand, it gave us the opportunity to deleverage faster and it provides us with dry powder to take advantage of some of the opportunities in the market.”

*****

A person briefed on the pricing of Lehman’s convertible shares said the securities would pay a 7 to 7.5 percent yield and the shares would be convertible into common stock at about $50, a premium of about 33 percent.

Transcript of Segment of CNBC’s “Fast Money”

Broadcast on March 31, 2008

*****

Dylan Ratigan: I want to get Maria on the phone here, she has some new information on the Lehman Brother’s offering, 3rd largest convertible bond offering ever. Lehman in the press release, Maria, says that it was in response to investor interest, the traders here kind of scoff of that considering how expensive the money is. What do you know?

Maria Bartiromo: Hi Dylan, I’ve got the terms of this offering, wanted to bring it to you because I heard you earlier say not sure if they were going to get this deal done. They have this entire deal circled up apparently; this deal is sold. The investors are large institutional investors, they say they are long time supporters of the firm. I just hung up with Erin Callan, the CFO of Lehman and other people at the firm and she gave me the terms: it’s a dividend yield of between 7 and 7.5% and the price being paid is going to be a premium of between 30 and 35% on the stock. So, these are the terms. It’s apparently this is getting rid of the execution risk because its not like they’re just putting this offer out there without already having sold it, it’s not sovereign wealth fund holders, you’re talking about long term institutional holders of the stock in the past and investors of the firm in the past. And again, they say it’s for the most part sold already. 7-7.5% on the dividend yield, premium of 30-35% and they wanted to get that out because these terms are now being spoken about all over the trading desk and I wanted to make sure we had it first.

*****

Balancing statements

The excerpts above should be balanced against the more complete information provided in the Company’s filings with the Securities and Exchange Commission (the “SEC”). In particular, investors should note that these excerpts include forward looking statements, including statements such as “accelerates our plan to reduce leverage” and “take advantage of some of the opportunities in the market,” which are subject to the cautionary statement regarding forward-looking statements and the risk factors contained in the Company’s SEC filings, including the sections entitled “Risk Factors” in the Company’s prospectus supplement dated April 1, 2008 to the prospectus dated May 30, 2006 (the “Preferred Stock Prospectus Supplement”) relating to the offering of the Company’s 7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series P, and the Company’s Annual Report on Form 10-K for the year ended November 30, 2007. Investors should also note that the statements relating to the offering, including statements describing the terms of the offering and such as “optimises our funding,” should be read in the context of the information contained in, and incorporated by reference into, the Preferred Stock Prospectus Supplement.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.